View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Milkmen Cannabis

Legal Cannabis Business

75 Green Street, Suite 3
Clinton, MA 01510
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 3.8× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Milkmen Cannabis is seeking investment to open a new cultivation facility.
First LocationLease Secured
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORAR
REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
OUR STORY

Milkmen Cannabis started between 4 college students. Four years of school were spent thinking of busine
So when graduation time came, it was only natural to go into business together. After spending the last ye
together, the Milkmen saw an opportunity to use their skills and start Milkmen Cannabis.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Erin Plumb
Marketing & Data Management

Erin has a background in Marketing and Data Analytics, with an expertise in Data Visualizations and Graph

Dan leads Sales and Customer Relations. He also supports in Growing, General Operations, Data Managem

Conor Williams
General Consultant in Business Operations

Conor has experience in Finance, specifically in evaluation. He also has a general understanding of Real Es

His education is in Mathematics and Finance from Northeastern University.

Conor will support in all areas of the business, acting as a general consultant in business operations.

Casey Bachman
Diversity, Equity and Inclusion

Casey has worked as a Community Organizer and has held many leadership positions in activist communit

She has an education in History and Theater from Brandeis University.

Casey will be leading Diversity, Equity and Inclusion efforts at Milkmen Cannabis.

This is a preview. It will become public when you start accepting investment.
THE PRODUCT

The primary product is Premium Marjiuana Flower

Has an average wholesale value of $4,000 per pound in MA
Over the next 3 years consultants say this will drop below $3,000
Consultants do not believe the price will fall below $2,000
We are use $3,000 in all financial calculations
This is a preview. It will become public when you start accepting investment.
24,000 sq. ft.
Floor Space
$2,000,000
Projected Annual Revenue
5 people
Employees
This is a preview. It will become public when you start accepting investment.
SEPTEMBER, 2020
Incorporated
MARCH, 2021

Secured Lease

Previous

Next

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $100,000

Space Build Out $111,500

Mainvest Compensation $13,500

Total $225,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $594,020 $1,782,000 $1,915,650 $2,011,433 $2,112,005

Cost of Goods Sold $303,568 $910,673 $978,973 $1,027,921 $1,079,317

Gross Profit $290,452 $871,327 $936,677 $983,512 $1,032,688

EXPENSES

Rent $90,240 $92,496 $94,808 $97,178 $99,607

Utilities $50,400 $151,194 $162,533 $170,659 $179,191

Salaries $90,000 $269,990 $290,239 $304,751 $319,988

Insurance $19,200 $19,680 $20,172 $20,676 $21,192

Legal & Professional Fees $10,000 $10,250 $10,506 $10,768 $11,037

Operating Profit $30,612 $327,717 $358,419 $379,480 $401,673

This information is provided by Milkmen Cannabis. Mainvest never predicts or projects performance, and I
financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

Target Raise $225,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends July 26, 2021

Summary of Terms

Legal Business Name Milkmen Holdings LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

Submitted the license application to the Cannabis Control Commission in April 2021

Submitted the request for Special Permit and Site Plan Review to the town of Clinton, MA

Financial liquidity

Milkmen Cannabis has a moderate liquidity position due to its medium cash reserves as compared to debt expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow

Forecasted milestones

Milkmen Cannabis forecasts the following milestones:

Achieve $2M revenue per year by 2025.

Achieve $300k profit per year by 2025.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Milkmen Cannabis's fundraising. Howe additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees a Note is not like that at all. The ability of Milkmen Cannabis to make the payments you expect, and ultima depends on a number of factors, including many beyond our control.

Limited Services

Milkmen Cannabis operates with a very limited scope, offering only particular services to potential clients, customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Milkmen Cannabis might need to raise more capital in the future to fund/expand operations, buy property
members, market its services, pay overhead and general administrative expenses, or a variety of other rea
additional capital will be available when needed, or that it will be available on terms that are not adverse to
Milkmen Cannabis is unable to obtain additional funding when needed, it could be forced to delay its busir
altogether.

Changes in Economic Conditions Could Hurt Milkmen Cannabis

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, o
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect Milkmen Cannabis's financial performance or a
event Milkmen Cannabis ceases operations due to the foregoing factors, it can not guarantee that it will be
generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Milkr
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
public offering of shares (for example, publicly-traded firms must generally provide investors with quarter
have been audited by an independent accounting firm). Although Title III does require extensive informatic
different decision if you had more information.

Lack of Ongoing Information

Milkmen Cannabis will be required to provide some information to investors for at least 12 months followin
information is far more limited than the information that would be required of a publicly-reporting compan
stop providing annual information in certain circumstances.

Uninsured Losses

Although Milkmen Cannabis will carry some insurance, Milkmen Cannabis may not carry enough insurance in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with Milkmen Cannabis or management), which is responsible for monitoring Milkmen Canna
Cannabis will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Milkmen Car
than your initial expectations.

You Do Have a Downside

Conversely, if Milkmen Cannabis fails to generate enough revenue, you could lose some or all of your mon

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Milkmen Cannabis, and the revenue of Milkmen Cann
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of Milkmen Cannabis to banks, commercial finance le
financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible

Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Cro Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subje Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity do not make recommendations regarding the appropriateness of a particular investment opportunity for a investment advisers. Investors must make their own investment decisions, either alone or with their person Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have question info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.